Bombardier Recreational Products Inc.

Press release	BRP REPORTS FOURTH-QUARTER AND FULL-YEAR RESULTS FOR FY05

Highlights:
Fourth-quarter revenues decreased mainly due to an additional watercraft production push to align shipments with the retail business cycle and the impact of the strengthening of the Canadian dollar
Revenues increased by $58M from $2,409M in FY04 to $2,467M in FY05 despite the unfavourable impact of the strengthening Canadian dollar by an amount of $152M
Consolidated Adjusted EBITDA grew by 7% in FY05
Finalised the repayment of its US$280M ($347M) Term Facility and issuance of a new US$50M ($62M) Term Facility on February 9, 2005
Cost reduction initiatives well in place

Valcourt, Québec, April 22, 2005 — Bombardier Recreational Products Inc., a privately-held company branded as "BRP," today reported consolidated revenues of $634.3 million for the fourth quarter ended January 31, 2005, a decrease of $91.9 million compared to consolidated revenues of $726.2 million for the combined three-month period ended January 31, 20041. Fourth-quarter results stem from a lower number of units sold of approximately $88.0 million and the unfavourable impact of the strengthening of the Canadian dollar of approximately $24.0 million, offset in part by a better product and pricing mix of approximately $29.0 million. The decreased number of units sold is primarily due to a management decision to postpone the production and deliveries of watercraft from the fourth quarter of fiscal 2005 to the first quarter of fiscal 2006 to better align shipments with the retail business cycle, and due to lower sales of engines to motorcycle manufacturers.

Consolidated revenues for the year ended January 31, 2005 reached $2,467.0 million compared to $2,409.1 million reported for the combined year 20042, an increase of 2.4%.

[1]	For comparison purposes, financial data of the Company for the 44-day period ended January 31, 2004 has been added to financial data of the Predecessor (Bombardier Inc.) for the 48-day period from November 1, 2003 to December 18, 2003, to arrive at a three-month combined period ended January 31, 2004. This period may be referred to herein as the "combined three-month period ended January 31, 2004" or "combined fourth quarter of 2004."
[2]	For comparison purposes, financial data for the 44-day period ended January 31, 2004 has been added to financial data for the 321-day period ended December 18, 2003 to arrive at a 12-month combined period ended January 31, 2004. This period may be referred to herein as the "combined year ended January 31, 2004" or "combined year 2004."

Absent the impact of the strengthening of the Canadian dollar of approximately $152.0 million, consolidated revenues for fiscal 2005 would have increased by 8.7%. The growth in revenues is due primarily to increased sales in the Power Sports segment of approximately $134.0 million and a better product and pricing mix for both the Power Sports and Marine Engines segments totalling approximately $76.0 million. The increased number of units sold results from higher numbers of deliveries in snowmobiles, ATVs, and personal watercraft, partially offset by lower sales of engines to motorcycle manufacturers.

Consolidated gross profit reached $105.4 million, or 16.6%, for the three-month period ended January 31, 2005 compared to $85.9 million, or 11.8%, for the combined three-month period ended January 31, 2004. Favourable product and pricing mix of approximately $38.0 million were offset by a reduction in units sold of approximately $31.0 million and unfavourable foreign exchange rates. The gross profit for the combined three-month period ended January 31, 2004 was negatively impacted as a result of the purchase price allocation resulting in higher carrying values of inventories and therefore lower gross profit margin for an amount of $22.8 million.

Consolidated gross profit reached $422.1 million, or 17.1%, for the year ended January 31, 2005 compared to $423.6 million, or 17.6%, for the combined year ended January 31, 2004. Consolidated gross profit margins were primarily influenced by a favourable product and pricing mix of approximately $63.0 million, an increase in the number of units sold of approximately $26.0 million, and lower warranty costs of approximately $15.0 million, partially offset by an unfavourable impact from the strengthening of the Canadian dollar of approximately $96.0 million and increased amortisation expense of approximately $11.0 million.

During the fourth quarter of fiscal 2005, the Company recorded restructuring charges of $26.5 million related to an additional reduction of BRP's workforce, announced on November 9, 2004. Also, an impairment loss of $12.1 million for facilities to be disposed of by sale and a curtailment gain of $23.7 million related to the suspension of a Canadian defined benefit pension plan and the introduction of a defined contribution plan were recorded.

Financing costs totalled $60.4 million for the year ended January 31, 2005 compared to $13.5 million for the combined year ended January 31, 2004. The increase in financing costs results primarily from the impact of having a full year's interest expense on the debt issued as part of the acquisition. Also, during the fourth quarter of fiscal 2005, the Company expensed $12.9 million of deferred financing costs, as a result of repaying the Term Facilities.

Loss from continuing operations for the three-month period ended January 31, 2005 amounted to $20.6 million compared to $12.0 million for the combined three-month period ended January 31, 2004.

Income from continuing operations amounted to $19.3 million for fiscal 2005, an increase of $8.6 million compared to the combined year 2004.

"FY04/05 was a transition year. When you look at the structural changes we implemented, the cost reduction plan we introduced, and the adverse conditions we dealt with, such as the strengthening of the Canadian dollar and the increased in costs of raw materials, I am satisfied with the results our team achieved,'' said José Boisjoli, BRP's president and CEO. ''We have been able to consolidate our leadership position in our traditional markets, which is a testimony to our capacity to bring to market innovative products to the satisfaction of our customers,'' he added.

BRP operates in two segments: the Power Sports segment designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, sport boats and Rotax® engines; the Marine Engines segment designs, develops, manufactures and sells outboard engines.

Power Sports segment revenues reached $530.8 million for the three-month period ended January 31, 2005 as compared to $612.2 million for the combined three-month period ended January 31, 2004. The decrease was primarily caused by a reduction in the number of units sold of approximately $84.0 million due mainly to a management decision to postpone the production and deliveries of watercraft from the fourth quarter of fiscal 2005 to the first quarter of fiscal 2006 to better align shipments with the retail business cycle. It was also due to lower sales of engines to motorcycle manufacturers and the unfavourable impact of the strengthening of the Canadian dollar of approximately $18.0 million, partially offset by favourable pricing and product mix of approximately $29.0 million.

Power Sports segment revenues reached $1,951.3 million for the year ended January 31, 2005 compared to $1,888.5 million for the combined year ended January 31, 2004, an increase of 3.3%. The increase is due primarily to a higher number of units sold of approximately $134.0 million and to a favourable pricing and product mix of $62.0 million partially offset by the strengthening of the Canadian dollar of approximately $136.0 million.

The increase in the number of units sold resulted from a higher number of deliveries in snowmobiles, ATVs and watercraft, partially offset by lower sales of engines to motorcycle manufacturers. Higher number of deliveries in ATVs is mainly due to the popularity of the Outlander™ and MAX series and a manufacturing agreement with Deere & Company. Increased watercraft deliveries result from last fiscal year's decision to postpone watercraft production and align it with the retail season. The favourable impact of the watercraft production alignment in the latter part of fiscal 2004 was partially offset by the unfavourable impact of an additional adjustment of production and deliveries in the fourth quarter of fiscal 2005.

In the snowmobile market, the Lynx® and Ski-Doo® brands in Europe and in North America respectively continue to be number one in their markets mainly because of BRP's product performance and innovation and the strength of its dealer network. The REV® platform, introduced three years ago, created a new era in snowmobiling with the introduction of the driver-centred design, which changes the rider's position on the sled, improving manoeuvrability and comfort.

With regard to the watercraft market, BRP continues to strengthen its worldwide leadership position. Boating Magazine recognised the 2004 Sea-Doo® 3D® watercraft as the "Boat of the Year", Motorboat Magazine selected it as the "Best Watercraft of the Year" and finally, WaterCraft World Magazine chose the Sea-Doo® RXP™ model as the "Personal Watercraft of the Year." With the introduction of innovative products such as the Sea-Doo® RXT™ 215hp watercraft and additional riding modes on the Sea-Doo® 3D model in 2005, BRP expects to maintain its leadership position in this market.

As for ATVs, sales of the Outlander™ model and the MAX series continue to grow. In addition, the sport model, the DS650® X, won the Paris/Dakar Rally.

Marine Engines segment revenues were $117.9 million for the three-month period ended January 31, 2005 compared to $126.0 million for the combined three-month period ended January 31, 2004. The decrease in revenues is due to the unfavourable impact of the strengthening Canadian dollar in relation to the U.S. dollar and a reduction in units sold.

Marine Engines segment revenues remained relatively stable at $561.1 million for the year ended January 31, 2005 compared to $559.8 million for the combined year ended January 31, 2004. These results are primarily due to the favourable impact of a better product mix of $14.0 million, partially offset by the unfavourable impact of the strengthening of the Canadian dollar in relation to the US dollar of approximately $16.0 million. Increased deliveries in the international market were offset by a reduction in deliveries in the North American market mainly due to the impact of import duties, subsequently removed, on Japanese-manufactured engines sold in the United States.

Going forward, BRP will focus on the promotion of its Evinrude E-TEC engine technology. Since its introduction in 2003, Evinrude E-TEC has garnered numerous awards. In a ceremony held in Washington, DC on April 7, 2005, BRP received the prestigious "Clean Air Excellence Award" from the U.S. Environmental Protection Agency (EPA), for its innovative and environmentally friendlier Evinrude E-TEC two-stroke outboard engine technology. BRP thus became the first marine engine manufacturer to ever receive this award.

During the fourth quarter of fiscal 2005, the Company voluntarily repaid, without penalty, US$158.3 million (approximately $193.0 million) on the Term Facilities and shortly thereafter, on February 9, 2005, fully repaid the remaining outstanding balance of US$118.9 million ($147.2 million) on the Term Facilities. The US$280 million ($347.0 million) Term Facilities have been replaced by a new Term Facility of US$50 million ($62.0 million), under an amended and restated Senior Secured Credit Agreement, which will mature January 31, 2011.

EBITDA reached $196.6 million, an increase of $58.9 million or 42.8% compared to $137.7 million for the combined year ended January 31, 20041. The increase in EBITDA for the year ended January 31, 2005 results mainly from the foreign exchange gain on long-term debt, increased margin and lower operating expenses. EBITDA was negatively impacted by restructuring charges, impairment loss on property, plant and equipment and curtailment gain on pension plan, all of which amounted to $14.9 million for the year ended January 31,2005. No such adjustment was required for the combined year ended January 31, 2004.

Consolidated Adjusted EBITDA reached $205.2 million, an increase of 7.2% compared to $191.5 million for fiscal year 2004. This increase of $13.7 million results mainly from a reduction in operating expenses.

On April 11, 2005, the Company announced that effective October 1, 2005, BRP will distribute its products in France directly through its own dealer network. France is the most important market in Europe for motorised recreational vehicles.

"I am pleased we have strengthened our balance sheet and, with our cost reduction plan well in place and our product line-up being the best in the industry, I am confident we have the proper tools to generate growth and increase profitability going forward," concluded José Boisjoli.

BRP, a privately-held company, is a world leader in the design, development, manufacturing, distribution and marketing of motorised recreational vehicles. Our portfolio of brands and products includes: Ski-Doo® and Lynx™ snowmobiles, Sea-Doo® watercraft and sport boats, Johnson® and Evinrude® outboard engines, direct injection technologies such as Evinrude E-TEC™, Bombardier* all-terrain vehicles (ATV), Rotax® engines and karts.

See attached unaudited consolidated balance sheets, consolidated statements of operations, and cash flows and schedules of consolidated adjusted EBITDA.

This release refers to non-GAAP financial measures, such as EBITDA and Consolidated Adjusted EBITDA. In addition to the results reported in accordance with Canadian GAAP, the Company uses non-GAAP financial measures as supplemental indicators of operating performance and financial position. Management uses these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. Management believes non-GAAP financial results reported provide more insight into the Company's performance.

EBITDA and Consolidated Adjusted EBITDA. EBITDA are defined as earnings before financing costs, taxes, depreciation and amortisation. Consolidated Adjusted EBITD

A includes the further adjustments described below. These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. The Credit Agreement and the indenture governing the Senior Subordinated Notes contain covenants tied to similar measures. Management believes that EBITDA and Consolidated Adjusted EBITDA are a fair representation of and provide information with respect to the Company's ability to service its debt. However, these measures should not be considered as substitutes for, or superior to, measures of operating income, cash flow from operations, net income, total debt or other measures of financial performance prepared in accordance with GAAP. The Company defines Consolidated Adjusted EBITDA as earnings from continuing operations before financing costs, taxes, depreciation and amortisation and certain elements of other income or expense. Because Consolidated Adjusted EBITDA excludes financing and taxes, it provides a more standard comparison among businesses by eliminating the differences that arise between them due to the manner in which they were acquired or funded. The Company uses the Consolidated Adjusted EBITDA measure as a supplemental cash flow measure as Consolidated Adjusted EBITDA also excludes depreciation and amortisation, both of which are non-cash charges. Consolidated Adjusted EBITDA, adjusted for certain impacts resulting from purchase accounting and other income and expenses which include items such as unrealised foreign exchange gains and losses on translation of long-term debt, accretion in carrying value of redeemable preferred shares and loss on early redemption of preferred shares all of which are items not considered relevant to operating performance.

This release contains certain forward-looking statements with respect to our financial condition, results of operations and business. All of these forward-looking statements, which can be identified by the use of terminology such as "subject to," "believe," "expects," "may," "will," "should," "can," or "anticipates," or the negative thereof, or variations thereon, or comparable terminology, or by discussions of strategy, although believed to be reasonable, are inherently uncertain. Factors which may materially affect such forward-looking statements include: (i) slow or negative growth in the recreational products industry; (ii) interruption of business or negative impact on sales and earnings due to acts of war, terrorism, bio-terrorism, civil unrest or disruption of mail service; (iii) adverse publicity regarding safety issues; (iv) increased competition; (v) increased costs; (vi) loss or retirement of key members of management; (vii) increases in the cost of borrowings and unavailability of additional debt or equity capital; (viii) changes in general worldwide economic and political conditions in the markets in which BRP may compete from time to time; (ix) the inability of BRP to gain and/or hold market share of its wholesale and/or retail customers anywhere in the world; (x) the inability of BRP's clients to obtain and/or renew insurance; (xi) exposure to, and expense of defending and resolving, product liability claims and other litigation; (xii) the ability of BRP to successfully implement its business strategy; (xiii) the inability of BRP to manage its retail, wholesale, manufacturing and other operations efficiently; (xiv) consumer acceptance of BRP's products; (xv) fluctuations in foreign currencies, including the Canadian Dollar; (xvi) import-export controls on sales to foreign countries; (xvii) introduction of new federal, state, local or foreign legislation or regulation or adverse determinations by regulators anywhere in the world; (xviii) the mix of BRP's products and the profit margins thereon; and (xix) other factors beyond BRP's control.

Readers are cautioned not to place undue reliance on forward-looking statements. BRP cannot guarantee future results, trends, events, levels of activity, performance or achievements. BRP does not undertake and specifically declines any obligation to update, republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

® TM Trademark of Bombardier Recreational Products Inc. or its subsidiaries.
* Trademark of Bombardier Inc. used under license.

For information:
Pierre Pichette	Stéphanie Vaillancourt
Vice president,	Manager,
Communications and Public affairs	Financing and Investor relations
Tel: 450-532-5188	Tel: 514-732-7061
pierre.pichette@brp.com	stephanie.vaillancourt@brp.com
www.brp.com

Bombardier Recreational Products Inc.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
		Combined
	Three-month	three-month		Combined
	period ended	period ended	Year ended	year ended
(millions of Canadian dollars)	January 31 2005	January 31, 2004	January 31, 2005	January 31, 2004 [1]

Revenues	$ 634.3	$ 726.2	$ 2,467.0	$ 2,409.1
Cost of sales	528.9	640.3	2,044.9	1,985.5
Gross profit	105.4	85.9	422.1	423.6
Operating expenses
Selling and marketing	38.2	38.0	141.4	161.6
Research and development	28.8	25.7	108.1	107.3
General and administrative	35.3	26.9	127.9	118.6
Other charges and (income)
Restructuring charges	26.5	—	26.5	—
Impairment loss on property, plant and
equipment	12.1	—	12.1	—
Curtailment gain on pension plan	(23.7)	—	(23.7)	—
Total operating expenses	117.2	90.6	392.3	387.5
Operating income (loss) from continuing
operations	(11.8)	(4.7)	29.8	36.1
Other (income) and expenses
Financing costs	23.7	8.1	60.4	13.5
Accretion in carrying value and loss on early
redemption of preferred shares	—	0.5	9.4	0.5
Net loss on derivative financial instruments	—	4.5	—	4.5
Foreign exchange gain on long-term debt	3.9	(1.3)	(46.7)	(1.3)
Income (loss) from continuing operations
before income taxes	(39.4)	(16.5)	6.7	18.9
Income tax expense (recovery)	(18.8)	(4.5)	(12.6)	8.2
Income (loss) from continuing operations	(20.6)	(12.0)	19.3	10.7
Income (loss) from discontinued operations,
net of tax	0.3	2.3	(3.3)	2.0
Net income (loss)	$ (20.3)	$ (9.7)	$ 16.0	$ 12.7
1 For the ease of comparison purposes, financial data for the 44-day period ended January 31, 2004 has been added to financial data for the 321-day period ended December 18, 2003, to arrive at a 12-month combined period ended January 31, 2004. This period is referred to herein as the "combined year ended January 31, 2004."

UNAUDITED SCHEDULES OF CONSOLIDATED ADJUSTED EBITDA
		Combined
	Three-month	three-month		Combined
	period ended	period ended	Year ended	year ended
(millions of Canadian dollars)	January 31, 2005	January 31, 2004	January 31, 2005	January 31, 2004 [1]

Income (loss) from continuing
operations	$ (20.6)	$ (12.0)	$ 19.3	$ 10.7
Interest expense and other	23.7	8.1	60.4	13.5
Accretion in carrying value and loss on
early redemption of preferred shares	—	0.5	9.4	0.5
Income tax expense (recovery)	(18.8)	(4.5)	(12.6)	8.2
EBIT	(15.7)	(7.9)	76.5	32.9
Depreciation and amortisation	27.6	28.3	120.1	104.8

EBITDA	11.9	20.4	196.6	137.7
Adjustments:
Impact of fair value increments of inventory
on cost of sales	—	22.8	9.3	22.8
Impact of foreign exchange contracts
acquired on acquisition	6.5	25.6	25.2	25.6
Loss on derivative financial instruments	—	7.7	—	7.7
Foreign exchange gain on long-term debt	3.9	(1.3)	(46.7)	(1.3)
Management fee	0.6	0.4	2.9	0.4
Restructuring charges	26.5	—	26.5	—
Impairment loss on property, plant &
equipment	12.1	—	12.1	—
Curtailment gain on pension plan	(23.7)	—	(23.7)	—
Employee stock compensation	0.5	—	2.3	—
Loss on disposal of property, plant &
equipment	—	0.7	1.0	1.0
Loss (gain) on disposal of assets held for
sale	—	—	(0.3)	(2.4)
Consolidated Adjusted EBITDA	$ 38.3	$ 76.3	$ 205.2	$ 191.5

1 For the ease of comparison purposes, financial data for the 44-day period ended January 31, 2004 has been added to financial data for the 321-day period ended December 18, 2003, to arrive at a 12-month combined period ended January 31, 2004. This period is referred to herein as the "combined year ended January 31, 2004."

UNAUDITED CONSOLIDATED BALANCE SHEETS

(millions of Canadian dollars)	January 31, 2005	January 31, 2004
ASSETS
Current Assets
Cash and cash equivalents	$ 150.3	$ 196.2
Receivables	112.7	148.7
Inventories	302.1	331.3
Deferred income taxes	62.4	68.1
Other assets	74.5	97.1
Assets held for sale	3.4	27.5
Total current assets	705.4	868.9
Property, plant and equipment	425.8	490.3
Goodwill	119.9	117.6
Trademarks	151.1	151.1
Other intangible assets	78.1	90.7
Deferred income taxes	13.4	2.9
Other assets	43.1	64.5
Assets held for sale	10.0	35.1
	$ 1,546.8	$ 1,821.1
LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Bank loans	$ 12.3	$ —
Accounts payable and accrued liabilities	597.2	640.5
Current portion of long-term debt	147.2	5.0
Deferred income taxes	0.4	0.3
Liabilities related to assets held for sale	—	12.3
Total current liabilities	757.1	658.1
Long-term debt	249.5	635.0
Deferred income taxes	38.0	43.0
Employee future benefits obligations	122.2	118.6
Redeemable preferred shares	—	43.2
Other long-term liabilities	28.5	30.9
Liabilities related to assets held for sale	—	3.3
Total liabilities	1,195.3	1,532.1
Shareholder's equity
Share capital	364.4	304.5
Contributed surplus	2.3	—
Deficit	(1.5)	(17.5)
Cumulative translation adjustment	(13.7)	2.0
	351.5	289.0
	$ 1,546.8	$ 1,821.1

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
		Combined
	Three-month	three-month		Combined
	period ended	period ended	Year ended	year ended
(millions of Canadian dollars)	January 31, 2005	January 31, 2004	January 31, 2005	January 31, 2004 [1]
Operating Activities
Income (loss) from continuing operations	$ (20.6)	$ (12.0)	$ 19.3	$10.7
Non-Cash Items
Depreciation and amortisation	27.6	28.3	120.1	104.8
Amortisation of deferred financial costs	14.7	0.8	19.4	0.8
Employee stock compensation	0.4	—	2.3	—
Deferred income taxes	(9.1)	(17.1)	(19.9)	(8.5)
Loss (gain) on disposal of property, plant and
equipment	—	0.7	1.0	1.0
Loss (gain) on disposal of other assets	—	—	(0.3)	(2.4)
Employee future benefits	—	1.7	—	1.7
Change in fair value of derivative financial instruments	—	(7.1)	—	—
Accretion in carrying value and loss on early
redemption of preferred shares	—	0.5	9.4	0.5
Unrealised gains on derivative financial instruments	(0.8)	(6.0)	(1.6)	(6.0)
Other charges and income	8.4	—	8.4	—
Deferred gain on forward foreign exchange contracts	—	7.4	—	7.4
Foreign exchange gain on long-term debt	3.9	(1.3)	(46.7)	(1.3)
Net change in non-cash working capital balances related
to operations	84.9	100.6	81.8	(103.2)
Cash flows from operating activities	109.4	96.5	193.2	5.5
Investing Activities
Additions to property, plant and equipment	(34.5)	(38.1)	(70.1)	(94.2)
Proceeds on disposal of property, plant and equipment	—	0.3	1.3	1.4
Proceeds on disposal of assets held for sale	2.0	—	3.4	4.1
Net proceeds related to the Utility Vehicles segment	(0.8)	—	40.3	—
Business acquisition, net of cash acquired	(4.0)	(757.2)	(21.5)	(757.2)
Cash acquired in acquisition	—	(140.2)	—	(140.2)
Other	—	5.0	—	(4.6)
Cash flows from investing activities	(37.3)	(930.2)	(46.6)	(990.7)
Financing Activities
Increase in bank loan	12.3	—	12.3	—
Redemption of preferred shares	—	—	(52.6)	—
Net variation in advances (to) from related parties	—	(159.2)	—	(118.0)
Net contribution by (distribution to) Bombardier Inc.	—	253.5	—	367.8
Increase in capital stock	0.3	304.5	59.9	304.5
Issuance of long-term debt	—	640.0	—	640.0
Repayment of long-term debt	(193.8)	(1.3)	(196.5)	(2.1)
Other liabilities	—	(2.1)	—	—
Debt issuance costs	(1.4)	(46.1)	(1.4)	(46.1)
Other	—	(2.6)	(2.7)	(2.6)
Cash flows from financing activities	(182.6)	986.7	(181.0)	1,143.5
Effect of exchange rates changes on cash and cash
equivalents	9.7	17.6	(0.1)	18.5
Cash flows from continuing operations	(100.8)	170.6	(34.5)	176.8
Cash flows from discontinued operations	0.2	(1.3)	(11.4)	(9.3)
Net increase (decrease) in cash and cash equivalents	(100.6)	169.3	(45.9)	167.5
Cash and cash equivalents beginning of year	250.9	26.9	196.2	28.7
Cash and cash equivalents at end of year	$150.3	$196.2	$ 150.3	$ 196.2
Supplemental information
Cash paid for:
Interest	16.3	3.4	36.7	5.8
Income taxes	—	4.7	15.7	7.0

1 For the ease of comparison purposes, financial data for the 44-day period ended January 31, 2004 has been added to financial data for the 321-day period ended December 18, 2003, to arrive at a 12-month combined period ended January 31, 2004. This period is referred to herein as the "combined year ended January 31, 2004."